Kenmar Global Trust (KGT) ended the month of January up +0.03% as gains in currencies, stock indices and metals were offset by losses in interest rates, energies and tropicals. The Net Asset Value per unit of KGT was $111.06 as of January 31, 2004.

Allocation of Assets to Advisors

                JAN 1 2004      FEB 1 2004
                ----------      ----------
Graham               32%            32%
Grinham              34%            34%
Transtrend           34%            34%


The S&P 500 Index, as well as the Dow Jones Industrial Index, netted positive gains in January (+1.7% and +0.3% respectively.) Continuing the trend from 2003, the tech-heavy Nasdaq Index out performed the larger capitalized indices in the US, posting a +3.1% return during the month. Japan's Nikkei Index advanced modestly in January, returning +1.0%. Two out of the three major European stock indices advanced during the month, led by Germany's DAX Index, which gained +2.4%, France's CAC Index which returned +2.3% while the UK's FTSE 100 Index slipped -1.9%. The benchmark US Government 10-Year Note yield declined -2.7% in January.

The US dollar's decline against the euro stalled in January -- after reaching all-time lows the greenback found strength on the back of renewed optimism on US growth and a continued positive outlook for US equities. Despite a good deal of interim volatility, the dollar ended the month slightly higher against the common currency. Against the British pound, the dollar continued to lose ground, albeit at a slower pace as the pound profited on strong UK growth data and talk of a short sterling rate hike. The Bank of Japan spent more than $70 million in an effort to support the yen but stronger market forces nevertheless kept the dollar under pressure against the Asian currency. At the end of the month, the foreign exchange markets closed range bound, anticipating the upcoming G7 meeting in Florida in early February.

In commodities markets, after reaching a 15-year high of $430 a troy ounce, gold prices dropped sharply sparked by gains in the greenback and a deteriorating technical picture. In the energy complex, natural gas prices fell sharply following a storage report that was just below market expectations, even as bitter cold gripped the Northeast. Alternatively, crude prices rose to a post-Iraq high due to the cold weather in the Northeast and on supply fears following an explosion at an Algerian refinery.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,

Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust

                               KENMAR GLOBAL TRUST
                           UNAUDITED ACCOUNT STATEMENT
                      FOR THE MONTH ENDING JANUARY 31, 2004



                            STATEMENT OF INCOME(LOSS)
TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                        $853,737.63
Change in Unrealized Gain/(Loss)                                   ($615,278.41)
Gain/(Loss) on Other Investments                                     ($2,858.38)
Brokerage Commission                                               ($204,431.30)
                                                                ----------------
Total Trading Income                                                 $31,169.54

EXPENSES
Audit Fees                                                            $3,333.33
Administrative and Legal Fees                                         $4,438.19
Management Fees                                                           $0.00
Offering Fees                                                        $10,000.00
Incentive Fees                                                       $14,214.73
Other Expenses                                                            $0.00
                                                                ----------------
Total Expenses                                                       $31,986.25

INTEREST INCOME                                                       $7,685.75

NET INCOME (LOSS) FROM THE PERIOD                                     $6,869.04
                                                                ================


                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month                  $24,531,755.08
Addition                               $497,500.00
Withdrawal                            ($337,300.18)
Net Income/(Loss)                        $6,869.04
                                 -----------------
Month End                           $24,698,823.94

Month End NAV Per Unit                     $111.06

Monthly Rate of Return                       0.03%
Year to Date Rate of Return                  0.03%





            To the best of our knowledge and belief, the information
                         above is accurate and complete:

/s/ Kenneth A. Shewer                                 /s/ Marc S. Goodman
--------------------                                  -------------------
Kenneth A. Shewer, Chairman                           Marc S. Goodman, President

                    Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust